[ALLSPRING FUNDS LETTERHEAD]

June 7, 2022

Allspring Funds Trust
525 Market Street
San Francisco, California 94105

Re: Shares of Beneficial Interest of

Allspring Funds Trust (the “Trust”)

Ladies/Gentlemen:

I am Senior Counsel of Allspring Funds Management, LLC (the “Company”), investment manager and administrator to the Allspring Funds. I have acted as Counsel to the Company in connection with the issuance and sale of shares by the Allspring Funds.

I refer to the prospectus/information statement and statement of additional information contained in the Trust’s Registration Statement on Form N-14 (the “Registration Statement”) of Allspring Funds Trust relating to the registration and issuance of shares of beneficial interest (the “Shares”), each Share representing an interest in Allspring Dynamic Target Today Fund, Allspring Dynamic Target 2015 Fund, Allspring Dynamic Target 2020 Fund, Allspring Dynamic Target 2025 Fund, Allspring Dynamic Target 2030 Fund, Allspring Dynamic Target 2035 Fund, Allspring Dynamic Target 2040 Fund, Allspring Dynamic Target 2045 Fund, Allspring Dynamic Target 2050 Fund, Allspring Dynamic Target 2055 Fund and Allspring Dynamic Target 2060 Fund, each a series of the Trust. The Shares will be issued and sold pursuant to the Agreement and Plan of Reorganization (the “Plan”), as described in the prospectus/information statement.

I have been requested by the Trust to furnish this opinion as an exhibit to the Registration Statement.

Based upon and subject to the foregoing, I am of the opinion that, the Shares, when issued and sold, will be validly issued, fully paid and non-assessable by the Trust.

I consent to the inclusion of this opinion as an exhibit to the Registration Statement.

Sincerely,

/s/ Maureen Towle

Maureen Towle
Senior Counsel
Allspring Funds Management, LLC